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SCHEDULE 13G Under the Securities and Exchange Act of 1934 (Amendment No. )*
INFINERA CORPORATION
(Name of Issuer)
Common Stock, $ 0.01 Par Value
(Title of Class of Securities)
45667g103
(CUSIP Number)

July 31, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45667g103
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Louis S. Shapiro, Shapiro Capital Management, LLC
2.Check the Appropriate Box if a Member of a Group (a)☐ (b)☐
3.SEC Use Only
4.Citizenship or Place of Organization Louis S. Shapiro – U.S. Citizen Shapiro Capital Management LLC – Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power6,979,407
6. Shared Voting Power986,254
7. Sole Dispositive Power7,965,661
8. Shared Dispositive Power0
9.Aggregate Amount Beneficially Owned by Each Reporting Person 7,965,661
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.Percent of Class Represented by Amount in Row (9) 3.4%
12.Type of Reporting Person (See Instructions) IA

Item 1.

The name and address of the principal executive offices of the Issuer are:

INFINERA CORPORATION

6373 San Ignacio Avenue

San Jose, CA 95119

Ms. Nancy Erba

Item 2.

This statement on Schedule 13G is being filed by:

(a)Name:	Louis S. Shapiro, Shapiro Capital Management LLC (collectively, the “Filers”)
(b)Address:	3060 Peachtree Road, Suite 1555 N.W. Atlanta, GA 3035
(c)Citizenship/Place:	Louis S. Shapiro – U.S. Citizen Shapiro Capital Management LLC – Delaware Limited Liability Company
(d)Title of Class of Securities:	Common Stock, $0.01 par value
(e)CUSIP Number:	45667g103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)☒An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

See Items 5-9 and 11 of the cover page for each Filer.

The sum totals for all filers are as below.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:    7,965,661

(b)Percent of class:   3.4%

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:6,979,407

(ii)Shared power to vote or to direct the vote:986,254

(iii)Sole power to dispose or to direct the disposition of:7,965,661

(iv)Shared power to dispose or to direct the disposition of:0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

This Schedule l3G is being filed by Shapiro Capital Management LLC, (SCM) an investment adviser under the Investment Advisers Act of 1940, which is deemed to be the beneficial owner of 7,965,661 representing 3.4% of the Issuer's outstanding shares. One or more of Shapiro Capital Management LLC's advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Shapiro Capital Management LLC has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares. SCM's clients have the right to receive dividends and proceeds from sales from the securities which it manages, however, no such client has as interest relating to more that five percent of the class to which this Schedule 13G applies.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:July 31, 2024	By;Shapiro Capital Management LLC Name:Louis S. Shapiro President